SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549
		 Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

     TCF Financial Corp.          (Name of Issuer)
     Formerly Standard Financial Inc.

     Common Stock    (Title of Class of Securities)

     872275102       (CUSIP Number)
     Formerly 853403103

Check the following box if a fee is being paid with this statement
(   ).  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 872275102  Formerly 853403103
		      13G

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankmont Financial Corp.      51-0275712

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                					 (a) (   )
 See Exhibit 1        (b) (   )

3  SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
    A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER         28,266

6  SHARED VOTING POWER 	     612,964

7  SOLE DISPOSITIVE POWER    6,100

8  SHARED DISPOSITIVE POWER  0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      641,230

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  1.4%

12  TYPE OF REPORTING PERSON  HC

*SEE INSTRUCTION BEFORE FILLING OUT!

1(a)  NAME OF ISSUER:  TCF Financial Corp. (Formerly Standard Financial Inc.)

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

    801 Marquette Avenue Suite 302
    Minneapolis, MN  55402-2807

2(a)  NAME OF PERSON FILING:

	Bankmont Financial Corp.

2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

2(c)  PLACE OF ORGANIZATION OR CITIZENSHIP:

      A Delaware Corporation

2(d)  TITLE OF CLASS OF SECURITIES:

	  Common stock

2(e)  CUSIP NUMBER:  872275102  (Formerly 853403103)

3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [  ]  Broker or dealer registered under section 15 of the Act.
(b) [X]  Bank as defined in section 3(a)(6) of the Act.
(c) [  ]  Insurance company as defined in section 3(a)(19) of the Act.
(d) [  ]  Investment company registered under section 8 of the
		Investment Company Act.
(e) [  ]  Investment adviser registered under section 203 of the
		Investment Advisers Act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g) [X]  Parent holding company, in accordance with Sec.240.13d-
	   1(b)(ii)(G).
(h) [  ]  Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H).

4  OWNERSHIP:

 (a)  Amount Beneficially Owned:

      641,230

 (b)  Percent of Class:  1.4%

 (c)  Number of Shares as to Which Such Person has:

	(i) Sole power to vote or to direct the vote:  28,266

      (ii) Shared power to vote or to direct the vote:   612,964

     (iii) Sole power to dispose or to direct the disposition of:  6,100

     (iv)  Shared power to dispose or to direct the disposition of:  0

5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS: See Exhibit 2

6 OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
   Not Applicable


7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
	 Bankmont Financial Corp., a Parent Holding Company, filing under Rule 13d-1(b)(ii)(G) on behalf of the following subsidiary:

	  Harris Bankcorp, Inc., a Parent Holding Company
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Trust and Savings Bank, a Bank
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

   Harris Bankmont, Inc., a Parent Holding Company
   111 West Monroe Street
   P. O. Box 755
   Chicago, IL  60690

   Harris Bank Palatine, N. A., a Bank
   50 North Brockway Street
   Palatine, IL  60067

8 NOT APPLICABLE

9 NOT APPLICABLE

10 CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

    BANKMONT FINANCIAL CORP.

BY: (Alan G. McNally)
    Alan G. McNally
	  President


		      SCHEDULE 13G
		      Exhibit 1

Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankmont, Inc. and Harris Bankcorp, Inc. Harris Bank Palatine, N. A. is a wholly-owned subsidiary of Harris Bankmont, Inc. Harris Trust and Savings Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankmont, Inc., Harris Bank Palatine, N. A., Harris Bankcorp, Inc., and Harris Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Date:  February 13, 1998

HARRIS BANKMONT, INC.


BY:  (Thomas R. Sizer)
  Thomas R. Sizer
  Secretary


HARRIS BANK PALATINE, N. A.


BY:   (Mary E. Rooney)
      Executive Vice President
      and Senior Trust Officer


HARRIS BANKCORP, INC.


BY:   (Thomas R. Sizer)
      Thomas R. Sizer
      Secretary


HARRIS TRUST AND SAVINGS BANK


BY:   (Robert J. Fridell)
      Robert J. Fridell
      Vice President


	   SCHEDULE 13G
	   Exhibit 2

Bankmont Financial Corp., its wholly-owned subsidiaries Harris Bankcorp, Inc. and Harris Bankmont, Inc., and their respective wholly-owned subsidiaries, Harris Trust and Savings Bank and Harris Bank Palatine, N.A. as Trustee no longer hold more than 5 percent beneficial ownership of the Common
Shares of TCF Financial Corp. (formerly Standard Financial Inc.)